UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

E-HOUSE (CHINA) HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.001, and American Depositary Shares

 (Title of Class of Securities)

26852W103

 (CUSIP Number)

SINA Corporation
20/F Beijing Ideal International Plaza
No.58 Northwest 4th Ring Road
Haidian District, Beijing, People’s Republic of China
Telephone: +86 10 5898 3005

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

with a copy to:

Lee Edwards
Shearman & Sterling LLP
12th Floor, East Tower, Twin Towers
B-12 Jianguomenwai Dajie
Beijing, People’s Republic of China
+86 10 5922 8000

August 16,  2012

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    SCHEDULE 13D

CUSIP No. 26852W103	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SINA Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,333,740 ordinary shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 29,333,740 ordinary shares
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,333,740 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 9 Pages

Item 1.	Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends the statement on Schedule 13D filed on April 30, 2012 (the “Original Schedule 13D”) which relates to the ordinary shares, par value $0.001 per share (the “Shares”) and American depositary shares (“ADSs”), each representing one Share, of E-House (China) Holdings Limited, a Cayman Islands corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, People’s Republic of China.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of the Original Schedule 13D is hereby incorporated by reference in this Item 4.

On August 16, 2012, SINA and the Issuer entered into an Investor Rights Agreement (the “Investor Rights Agreement”), a copy of which is attached as Exhibit A hereto, pursuant to which the Issuer agreed to provide SINA with certain registration rights in respect of the Shares and ADSs, and entitled SINA to designate one director to the Issuer’s board of directors so long as SINA remains the beneficial owner of at least 10% of the outstanding Shares (a “Major Shareholder”).

Registration Rights

Following the date of the Investor Rights Agreement, SINA may request the Issuer to file a registration statement (a “Demand Registration Statement”) with the Securities and Exchange Commission (the “SEC”) covering all or part of the Shares or ADSs held by SINA (a “Demand Registration”).  SINA is entitled to demand up to three Demand Registrations provided that the Issuer is not required to prepare and file (i) more than one Demand Registration Statement in any twelve-month period or (ii) any Demand Registration Statement within 180 days of the date of effectiveness of any other registration statement filed by the Issuer pursuant to the Investor Rights Agreement.

If, at any time, the Issuer proposes to file a registration statement for an offering of its Shares or ADSs, other than in a transaction of the type referred to in Rule 145 under the Securities Act of 1933 or to its employees pursuant to any employee benefit plan, the Issuer must offer SINA an opportunity to include in the registration all or any part of the Shares or ADSs held by SINA (“Piggyback Registration”) subject only to certain prescribed limitations provided in the Investor Rights Agreement.

The Issuer is entitled to two blackout periods, aggregating to no more than 120 days in any 12-month period, during which the Issuer can defer the filing or effectiveness of a registration statement, if in the good faith judgment of the Issuer’s board of directors, the Issuer would be required to disclose in the prospectus information not otherwise then required by law to be publicly disclosed, and there is a likelihood that such disclosure, or any other action to be taken in connection with the prospectus, would materially and adversely affect or interfere with any significant financing, acquisition, merger, disposition of assets, corporate reorganization or other material transaction of negotiations involving the Issuer.

Page 3 of 9 Pages

Board Representation

The Investor Rights Agreement provides that SINA will have the right, following consultation with the Issuer, to designate one director for nomination for election to the Issuer’s board of directors and SINA shall retain this right until the first date on which SINA is no longer a Major Shareholder.  As of and after such time as SINA is no longer a Major Shareholder, SINA shall have no right to nominate any director to the Issuer’s board of directors, and the Issuer shall have the right to remove or procure the removal of, and SINA shall render all necessary assistance for the purpose of removal of, the director who was designated by SINA, from the Issuer’s board of directors in accordance with any resolution of the Issuer’s shareholders.

Financial Statements and Access to Information

Until such date as SINA is no longer a Major Shareholder, and thereafter to the extent necessary for the purpose of preparing financial statements or completing a financial statement audit by SINA, the Issuer shall deliver to SINA, the Issuer’s consolidated balance sheet and consolidated statements of operations for the relevant fiscal period prepared in accordance with U.S. GAAP, on a timely basis in order for SINA to meet its schedule for the preparation, printing, filing and public dissemination of its annual and quarterly financial statements.

Until such date as SINA is no longer a Major Shareholder, and thereafter to the extent necessary for the purpose of preparing financial statements or completing a financial statement audit or until all governmental audits are complete and the applicable statute of limitations for tax matters has expired, the Issuer shall provide SINA’s internal auditors, counsel and other designated representatives access to the information that is within the Issuer’s knowledge, possession or control in order for SINA to conduct reasonable audits relating to the financial statements provided by the Issuer to SINA and relating to the internal accounting controls and operations of the Issuer.

The description of the Investor Rights Agreement contained herein is qualified in its entirety by reference to Exhibit A, which is incorporated herein by reference.

Although SINA has no present intention to acquire securities of the Issuer other than pursuant to the Agreement and Plan of Merger between the Issuer, CRIC (China) Holdings Limited and China Real Estate Information Corporation dated as of December 28, 2011, it intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4.  Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations.  Notwithstanding anything contained herein, SINA specifically reserves the right to change it intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), SINA currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to SINA; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Page 4 of 9 Pages

Other than as set forth in this Amendment No. 1, SINA has no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The responses of SINA to Rows (11) through (13) of the cover pages of this Amendment No. 1 are incorporated herein by reference.  SINA is the sole beneficial owner of 29,333,740 Shares and ADSs representing 24.9% of the total outstanding ordinary Shares of the Issuer.  The calculation of the foregoing percentage is based on the number of Shares disclosed as outstanding as of April 20, 2012 by the Issuer in its Form 6-K filed with the Securities and Exchange Commission on May 25, 2012.

Page 5 of 9 Pages

Except as disclosed in this Item 5, neither SINA nor, to the best of its knowledge, any of the persons listed on Schedule A to this Amendment No. 1 beneficially owns any Shares or ADSs or has the right to acquire any Shares or ADSs.

SINA has the sole power to vote or to direct the vote or dispose or direct the disposition of 29,333,740 Shares and ADSs.  The responses of SINA to (i) Rows (7) through (10) of the cover pages of this Amendment No. 1 and (ii) Item 5 hereof are incorporated herein by reference.

Except as disclosed in this Amendment No. 1, neither SINA nor, to the best of its knowledge, any of the persons listed on Schedule A to this Amendment No. 1 has effected any transaction in the Shares or ADSs during the past 60 days or since the most recent filing on Schedule 13D (§ 240.13d-191), whichever is less.

To the best knowledge of SINA, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares and ADSs beneficially owned by SINA.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 3 of the Original Schedule 13D is incorporated herein by reference.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between SINA or, to the best of its knowledge, any of the persons named in Schedule A to this Amendment No. 1 or between SINA and any other person or, to the best of their knowledge, any person named in Schedule A to this Amendment No. 1 and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

A	Investor Rights Agreement, dated as of August 16, 2012 between SINA Corporation and E-House (China) Holdings Limited

Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

August 16, 2012	SINA CORPORATION

/s/ Herman Yu
Signature

Herman Yu/Chief Financial Officer
Name/Title

Page 7 of 9 Pages

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

Name	Principal Occupation/ Employment	Name/Principal Business/Address of Principal Employment	Citizenship
Yan Wang	Chairperson	20F Ideal Plaza No.58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	PRC
Pehong Chen	Independent Director	1600 Seaport Blvd. Suite 120 Redwood City, CA 94063	USA
Lip-Bu Tan	Independent Director	c/o Walden International One California Street, 28th Floor San Francisco, CA 94111	USA
Ter Fung Tsao	Independent Director	c/o Standard Foods Corporation 5th Floor, No.136, Jen Ai Road, Section 3, Taipei 10657, Taiwan	Taiwan
Yichen Zhang	Independent Director	c/o CITIC Capital Holdings Limited 28/F CITIC Tower 1 Tim Mei Avenue Central, Hong Kong	Hong Kong
Song Yi Zhang	Independent Director	10/F, Fung House, 19-20 Connaught Road Central, Hong Kong	Hong Kong
Charles Chao	President, Chief Executive Officer and Director	20F Ideal Plaza, No.58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	USA
Herman Yu	Chief Financial Officer	20F Ideal Plaza, No.58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	USA
Hong Du	Chief Operating Officer	20F Ideal Plaza, No.58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	PRC
Tong Chen	Executive Vice President and Chief Editor	20F Ideal Plaza, No.58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	PRC

Page 8 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Description

A	Investor Rights Agreement, dated as of August 16, 2012 between SINA Corporation and E-House (China) Holdings Limited

Page 9 of 9 Pages